Exhibit E

Exhibit E - Question 1
----------------------

E.ON will provide the following information: The amount of any tax credit or loss carryover generated during the preceding taxable year by EUSIC: (a) as a result of interest expense on indebtedness incurred in connection with the acquisition of LG&E Energy, or (b) as the result of any other item of cost or expense.

     The filing date for the consolidated 2003 US income tax return has been extended until September 15, 2004. At this time, it is expected that E.ON US Investments Corp ("EUSIC") will claim $145,019,755 in acquisition debt related interest expense on the 2003 consolidated US income tax return. US tax credits applicable to the acquisition debt for 2003 (net of state income tax benefit) equalled $47,626,881.

     The Company estimates it will have a consolidated net operating loss for the December 31, 2003 income tax period of approximately $194 million. Based on current estimates, the amount allocable to EUSIC is estimated to be $56,577,585 (or $19,802,155 in tax based on the 35 percent US statutory rate).

     Salaries, rent and other taxes of $1,979 were deducted on the 2003 return related to EUSIC. The $693 in tax benefits related to these expenses will be allocated among the income tax paying members of the group.

     Other deductions of $1,441,942 are being claimed on the 2003 return related to amortization of start-up costs in connection with the 2000 Powergen acquisition. These costs are currently under audit by the Internal Revenue Service and reallocation of any tax benefits realized from these costs will be made upon completion of the audit.

     "State" income tax credits applicable to the 2003 acquisition debt related interest expense are estimated to be $12 million. At this time, the Company is also anticipating a 2003 KY net operating loss of approximately $89 million. Based on current estimates, the amount allocable to EUSIC is estimated to be $41 million (or $3.4 million in tax benefits based on the 8.25 percent KY statutory rate). State tax credits to EUSIC, less net operating loss adjustments, would be approximately $8.6 million ($12 million less $3.4 million)

Exhibit E - Question 2
----------------------

E.ON will provide the following information: A description of how the income tax credit and/or income tax liability was calculated and allocated to all companies included in the consolidated tax return, showing all of EUSIC's interest costs and any assumptions used in the calculation.

     The income tax credit and/or income tax liability was calculated as if each member had filed a separate income tax return, giving credit for losses that reduced the group's taxable income. At the 35 percent statutory federal income tax rate, EUSIC's net taxable loss of $137,520,725 produced US income tax credits of $48,132,254. These credits are reduced by an income tax liability of $19,802,155 related to $56,577,585 of net operating losses allocated to EUSIC, resulting in net settlements of $28,330,099.

Exhibit E


     The 2003 federal tax settlements are as follows:

     June 15, 2003 settlement                                        $2,984,276
     April 15, 2003 settlement                                       $3,124,640
     September 15, 2003 settlement                                   $2,945,904
     December 15, 2003 settlement                                    $  605,969
     March 15, 2004 settlement                                      $16,178,641
     Anticipated Sept. 15, 2004 settlement (final 2003 settlement)  $ 2,489,976
                                                                    -----------
     Total 2003 settlements allocated to EUSIC                      $28,329,406
                                                                    ===========

     Portion of EUSIC's 2003 tax benefits allocated to others       $      693
                                                                    ===========


     The KY income tax credit is also calculated as if each member had filed a separate income tax return, giving credit for losses that reduced the group's state taxable income. At the 8.25 percent statutory KY income tax rate, EUSIC's net KY taxable loss of $146,463,686 ($145,019,755 of which relates to EUSIC's interest costs) is expected to produce KY income tax credits of $12 million. These credits are reduced by an income tax liability of $3.4 million related to $41 million of net operating losses allocated to EUSIC, resulting in net settlements of $8.6 million.

     The KY settlements are as follows:

     June 15, 2003 Settlement                                        $1,239,308
     September 15, 2003 settlement                                   $1,218,016
     December 15, 2003 settlement                                    $2,435,071
     April 15, 2004 settlement                                       $3,260,366
     Anticipated Oct. 15, 2004 settlement (final 2003 settlement)    $  540,954
                                                                     ----------
     Total 2003 settlements allocated to EUSIC                       $8,693,715
                                                                     ==========

Exhibit E - Question 3

         E.ON's financing policy is to fund substantially all subsidiaries' funding needs with inter-company loans from E.ON AG, or E.ON AG guaranteed finance subsidiaries. There are limited exceptions to this rule, for example where local funding in the subsidiary would give economic benefits (e.g., tax exempt funding in the LG&E group utilities).

         This financing policy can be implemented in two ways. First, E.ON can lend directly via inter-company loans to companies in the LG&E group. Secondly, E.ON can lend into one of the two money pools (the utility money pool or the non-utility money pool) as permitted under the order. In addition to this, LG&E also maintains several bilateral bank lines in case it has liquidity needs that cannot be provided at short notice by E.ON.

         In 2003, E.ON implemented its financing policy, principally by lending directly to LG&E Energy Corp. LG&E Energy Corp. has then on-loaned proceeds through the non-utility money pool to meet the requirements of LG&E Capital Corp., or through the utility money pool to meet the requirements of LG&E or Kentucky Utilities. E.ON has also loaned directly to LG&E and Kentucky Utilities, on both a secured and unsecured basis.


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Exhibit E


     The funds from E.ON have been loaned either through one of its two finance subsidiaries in North America, E.ON North America and Fidelia Corporation, or directly from E.ON AG through the Powergen financing entities (Powergen US Holdings Limited). At the 31 December 2003, the amounts loaned in this way were as follows: E.ON North America 111 million USD and Fidelia Corporation 633 million USD.

     In addition to loans from E.ON, during 2003 LG&E also raised new tax exempt funding and refinanced existing tax exempt funding: For details see Items 3 and 4.

Exhibit E - Question 4
----------------------

     Information regarding Intermediate Company Payments (to be filed by Amendment).

Exhibit E - Question 5
----------------------

     The allocation of tax credits and liabilities is being conducted in accordance with the tax allocation agreement in effect and filed as an exhibit to the Form U5S. As noted above, the process will not be finally completed until submission of the 2003 Tax Returns due later in the year.